UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer: **Circumvent Pharmaceuticals Inc.**

Legal Status of Issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **Delaware**

Date of Organization: **August 24, 2015**

Physical address of issuer: **4640 SW Macadam Ave., Suite 200, Portland, OR 87239**

Website of issuer: **www.circumventpharmaceuticals.com**

Address of counsel to the issuer for copies of notices:
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the offering will be conducted: **Bioverge Portal, LLC**

CIK number of intermediary: **0001737940**

SEC file number of intermediary: **007-00157**

CRD number, if applicable, of intermediary: **005022636**

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The intermediary will receive a $10,000 setup fee and a commission equal to 5% of the gross proceeds of the offering. In addition, the intermediary will receive a commission payable in the securities being offered under this offering statement that is equal to 2% of the securities sold in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: **N/A**

Type of security offered: **Crowd SAFE**

Target number of securities to be offered: **25,000**

Price (or method for determining): **$1.00**

Target offering amount: **$25,000.00**

Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Oversubscriptions Accepted:

- ☑ **Yes**
- ☐ **No**

If yes, how oversubscriptions will be allocated:

- ☐ **Pro-rata basis**
- ☐ **First-come, first-served basis**
- ☑ **Other: At the Company's discretion**

If the offering is oversubscribed, the issuer will amend the offering to increase the maximum offering amount.

Maximum Offering amount: **$250,000**

Relying on Rule 201(bb), the issuer is providing financial information certified by the principal executive officer of the issuer in this Form C, instead of financial statements reviewed by a public accountant that is independent of the issuer.

Deadline to reach target offering amount: **December 31, 2021**

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: **4**

	Most recent fiscal year end (December 31, 2020)	Prior fiscal year end (December 31, 2019)
Total Assets	$1,740,528.63	$2,135,148.72
Cash & Cash Equivalents	$1,740,528.63	$2,135,148.72
Accounts Receivable	$0	$0
Short-term Debt	$55,624.50 [1]	$0
Long-term Debt	$3,335,152.00	$2,798,152.00
Revenues/Sales	$1,088.23	$905.66
Cost of Goods Sold	$889,277.83	$630,537.67
Taxes Paid	$3,818.35	$3,031.00
Net Income	($888,189.60)	($629,632.01)

(1) This amount reflects our Small Business Administration loan balance of $55,642.50 as of December 31, 2020, which was a qualified loan under the federal Paycheck Protection Program. After meeting requirements, this loan was was officially forgiven on April 23, 2021. According to the same law, the loan forgiveness is exempt from income tax.

(2) **Relying on Rule 201(bb), the issuer is providing financial information certified by the principal executive officer of the issuer in this Form C, instead of financial statements reviewed by a public accountant that is independent of the issuer.**

Jurisdictions in which the issuer intends to offer the securities:

United States - Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

Circumvent Pharmaceuticals Inc.

By: /s/ Andrew Lim
_____
Name: Andrew Lim
Title: Chief Executive Officer
Date: July 9, 2021

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew Lim
_____
Name: Andrew Lim
Title: Director, Chief Executive Officer, and Principal Financial Officer
Date: July 9, 2021

/s/ Devin Wiley
_____
Name: Devin Wiley
Title: Director and Chief Medical Officer
Date: July 9, 2021

/s/ Samy Hamdouche
_____
Name: Samy Hamdouche
Title: Director and Chief Business Officer
Date: July 9, 2021

I, Andrew Lim, being the CEO and Director of Circumvent Pharmaceuticals Inc., a Delaware corporation (the "Company"), hereby certify as of this date that:

(1)   the accompanying unaudited financial statements of the Company as of December 31, 2019 and 2020 and for the years then ended included in this Form are true and complete in all material respects; and

(2)   the tax return information of the Company included in this Form C reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2020.


/s/ Andrew Lim
_____

Name: Andrew Lim
Title: Director and Chief Executive Officer
Date: July 9, 2021


**Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

TABLE OF CONTENTS

Offering Statement

of

Circumvent Pharmaceuticals Inc.



Circumvent Pharmaceuticals Inc., a Delaware corporation (the "**Company**," "**we**," or "**us**"), is seeking to raise a minimum of $25,000 (the "**Target Amount**") through the offer and sale of the Crowd SAFE (the "**Securities**") and may raise up to $250,000 worth of the Securities ("**Maximum Amount**") from investors in the offering of Securities described in this Form C (this "**Offering**"). The Securities will be sold in increments of $1.00 and the minimum investment amount for each investor is $500 ("**Minimum Investment Amount**").

A CROWDFUNDING INVESTMENT INVOLVES RISK. **YOU SHOULD ONLY INVEST IN THIS OFFERING IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.**

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

ELIGIBILITY

All of the following are true for the Company:

- The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Company is not subject to the requirements to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Company is eligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Company has filed with the Securities and Exchange Commission (the "Commission") and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- The Company is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Company and its predecessors **has not** previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD

BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST IS THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in

connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT THE COMPANY

Name of the Company: Circumvent Pharmaceuticals Inc.

Company State of Formation: Delaware

Company Date of Formation: August 24, 2015

For more information about the Company, refer to the Offering Page that is attached to this Form C as Exhibit C and is incorporated into this Form C by reference.

DIRECTORS OF THE COMPANY

Information about the Company's Board of Directors: The following persons have been duly appointed to serve as members of the Company's board of directors. Next to each board member is an included work history for at least the prior three years (from the date of the Offering).

Andrew Lim

Dates of Board Service:

Aug. 2015 – Present

Principal Occupation:

Chief Executive Officer

All positions and offices held with the Company (including dates):

President and Chief Executive Officer (Aug. 2015 – Present)

Work Experience over the Past Three Years:

Employer	Employer's Business	Title	Dates of Service	Responsibilities
California Institute of Biomedical Research	Biotech	Business Development	Oct 2017 - May 2019	Neuro development projects lead

Education:

California Institute of Technology — M.S., Chemistry

University of California, Berkeley — B.S., Chemical Biology

Devin Wiley

Dates of Board Service:

Aug. 2015 – Present

Principal Occupation: Chief Medical Officer

All positions and offices held with the Company (including dates):

Chief Medical Officer (Aug. 2015 – Present)

Work Experience over the Past Three Years:

Employer	Employer's Business	Title	Dates of Service	Responsibilities
Intel	Semiconductors	Process Engineer	July 2015- Present	Manufacturing
Velanidi Technologies	Therapeutics	Co-founder	April 2018- Present	Manager

Education:

University of Arizona—B.S., Chemical Engineering

California Institute of Technology—M.S., Chemical Engineering

California Institute of Technology—Ph.D., Chemical Engineering

Keck School of Medicine at the University of Southern California—M.D.

Samy Hamdouche

Dates of Board Service:

Aug. 2015 – Present

Principal Occupation: Chief Business Officer

All positions and offices held with the Company (including dates):

Chief Business Officer (Aug. 2015 – Present)

Work Experience over the Past Three Years:

Employer	Employer's Business	Title	Dates of Service	Responsibilities
Lucy Goods	Healthcare	COO	Jan. 2017 – Present	R&D, quality, operations

Education:

Stanford University—B.S., Mathematics; B.S., Computational Biology

California Institute of Technology—Ph.D., Biochemistry and Molecular Physics

OFFICERS OF THE COMPANY

Information about the Company's duly appointed officers: The following persons have been duly appointed to serve as the officers of the Company. Next to each officer is an included work history for at least the prior three years (from the date of the Offering).

Andrew Lim

Title:

Chief Executive Officer

Dates of Service:

Aug. 2015 - Present

For information about Andrew, please see the "Directors of the Company" Section above.

Devin Wiley

Title:

Chief Medical Officer

Dates of Service:

Aug. 2015 - Present

For information about Devin, please see the "Directors of the Company" Section above.

Samy Hamdouche

Title:

Chief Business Officer

Dates of Service:

Aug. 2015 - Present

For information about Samy, please see the "Directors of the Company" Section above.

Dan Chelsky

Title:

Chief Scientific Officer

Dates of Service:

Dec. 2020 - Present

All positions and offices held with the Company (including dates):

Chief Scientific Officer (Dec. 2020 - Present)

Work Experience over the Past Three Years:

Employer	Employer's Business	Title	Dates of Service	Responsibilities
Spectragen Informatics	Bioinformatics Consulting	Senior Consultant	July 2018 – Present	Proteomics
Caprion Biosciences	Proteomic Research	Chief Scientific Officer	April 2002 – May 2019	Research and Development

Education:

University of California, Santa Barbara—B.S., Chemistry

University of Oregon—Ph.D., Chemistry

University of California, Berkeley—Postdoctoral Fellowship, Biochemistry

PRINCIPAL SECURITY HOLDERS

The following chart lists the names and voting interest of each person who, as of the date of this Form C is the beneficial owner of 20% or more of the Company's outstanding voting equity securities:

Name	Number and Class of Securities Now Held	% of Voting Power Prior to Offering
Andrew Lim	2,240,000 (Common Stock)	25.1%
Samy Hamdouche	2,080,000 (Common Stock)	23.3%
Devin Wiley	2,080,000 (Common Stock)	23.3%

BUSINESS AND ANTICIPATED BUSINESS PLAN

Attached to this Offering Statement as Exhibit C is a detailed Offering Page that is being posted on the Intermediary's website as part of this Offering. The Offering Page contains a detailed description of our business and our business plan. You should review the Offering Page carefully. The Offering Page is incorporated by reference into this Offering Statement.

RISK FACTORS

1.   General Disclosures

A CROWDFUNDING INVESTMENT INVOLVES RISK. **YOU SHOULD ONLY INVEST IN THIS OFFERING IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.**

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN

INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

2.   Material Factors that Make an Investment in the Company speculative or risky

Risk Factors Related to the Company and its Business

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on our industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. Our management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

We are an early stage company and have not yet generated any profits.

Circumvent Pharmaceuticals Inc. was formed in 2015. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described in the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not generated profits since inception, and we have had a history of losses. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

Any valuation of the company at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We have never generated any revenue from product sales, we may never generate any revenue from product sales, and we may fail to generate further revenue from grants or contracts or to be profitable.

We have no products approved for commercial sale and have not generated any revenue from product sales.

We anticipate generating additional revenue from private foundations, licensing agreements, and state and federal grants and contracts prior to generating revenue from product sales, but such grants and contracts

are not guaranteed and may not make us profitable. Our ability to successfully commercialize our existing product candidates depends on our ability to successfully obtain regulatory approvals, among other factors. Thus, we may not generate meaningful revenue until after we have successfully begun and completed clinical development and received regulatory approval for the commercial sale of a product candidate. We may never begin clinical development or receive regulatory approval for the commercial sale of a product candidate and thus may never generate revenue from product sales.

Our ability to generate revenue and achieve profitability depends significantly on many factors, including:

- successfully completing research and preclinical and clinical development of our product candidates;

- obtaining regulatory approvals and marketing authorizations for product candidates once we have successfully begun and completed clinical development and clinical trials;

- identifying, assessing, acquiring and/or developing new product candidates;

- successfully competing for grant revenue from private foundations and state and federal agencies;

- negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

- launching and successfully commercializing product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

- obtaining and maintaining an adequate price for our product candidates, both in the United States and in foreign countries where our products are commercialized;

- obtaining adequate reimbursement for our product candidates from payors;

- obtaining market acceptance of our product candidates as viable treatment options;

- addressing any competing technological and market developments;

- maintaining, protecting, expanding and enforcing our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

- attracting, hiring and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of our expenses, or when, if ever, we will be able to generate any meaningful revenue or achieve or maintain profitability. In addition, our expenses could increase beyond our current expectations if we are required by the FDA or foreign regulatory agencies to perform studies in addition to those that we currently anticipate, or if there are any delays in any of our or our future collaborators' preclinical or clinical trials or the development of any of our product candidates. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate and ongoing compliance efforts.

Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations. Revenue from the sale of any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to get reimbursement at any price and whether we own the commercial rights for that territory. If the number of addressable patients is not as significant as we anticipate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates or continue our operations, and cause a decline in the value of our common stock, all or any of which may adversely affect our viability.

Our business is highly dependent on the success of our initial product candidates targeting neurodegenerative diseases. All of our product candidates will require significant nonclinical and clinical development before we can seek regulatory approval for and launch a product commercially.

Our business and future success depends on our ability to obtain regulatory approval of, and then successfully launch and commercialize our initial product candidates targeting neurodegenerative diseases, including our CLN1 Batten Disease candidate. Our product candidates may experience preliminary complications surrounding trial execution, such as complexities surrounding the submission and regulatory acceptance of investigational new drug application, or INDs, trial protocols and design, patient recruitment and enrollment, quality and supply of clinical doses and safety issues.

All of our product candidates are in the early stages of preclinical and/or clinical development and will require additional nonclinical and clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. In addition, if our initial product candidate encounters safety, efficacy, supply or manufacturing problems, developmental delays, regulatory or commercialization issues or other problems, our development plans and business would be significantly harmed.

We have no history of completing clinical trials for novel drug substances or commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

Our operations to date have been limited to research, financing and staffing our company, developing our technology and developing our product candidate. Our product candidate has not advanced into clinical development, late-stage development or a pivotal clinical trial and it may be years before any such trial is initiated, if at all. We cannot be certain that planned clinical trials will begin or be completed on time, if at all, that our planned development programs would be acceptable to the FDA or other regulatory authorities, or that, if approval is obtained, such product candidates can be successfully commercialized. Clinical trials and commercializing our product candidates will require significant additional financial and management resources, and reliance on third party clinical investigators, contract research organizations or CROs, consultants or collaborators. Relying on third party clinical investigators, CROs or collaborators may result in delays that are outside of our control. If our clinical development program, clinical trials or

commercialization of our product candidates were to fail, it would have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our Chief Executive Officer, Andrew Lim, our Chief Medical Officer, Devin Wiley, our Chief Business Officer, Samy Hamdouche and our Chief Scientific Officer, Dan Chelsky. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

We are dependent on general economic conditions.

Our ability to grow as a business is dependent not only on having a successful business model but also having access to investors. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our growth and ultimately our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

Changes to healthcare policies as set by the U.S. government may have a material adverse impact on our business.

In response to perceived increases in health care costs in recent years, there have been and continue to be proposals by the federal government, state governments, regulators, and third-party payors to control these costs and, more generally, to reform the U.S. health care system. Certain of these proposals could limit the prices we are able to charge for our products or the amounts of reimbursement available for our products and could limit the acceptance and availability of our products. The adoption of some or all of these proposals could have a material adverse effect on our business, financial condition and results of operations.

We face significant market competition.

We are translating insights into post-translational modification hallmarks into both disease signatures and novel targets for the development of medicines in neurology and other serious disorders. We compete against a variety of established companies in the market as well as likely new entrants into the market. Some of these follow a regulatory and reimbursement model that is different from ours and might provide them competitive advantages. Additionally, some competitors and future competitors may be better capitalized than us and have established distribution channels, which would give them a significant advantage in marketing and operations. As a result, we may not be able to compete effectively against these companies or their products, which may adversely impact our business.

We may not be able to protect all of our intellectual property.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use

by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We had a net loss of $888,190 in 2020 and a net loss of $629,632 in 2019. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: reimbursement policies, healthcare policies, regulatory frameworks, competition, and general economic conditions, our ability to market our products/services, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

If the Company cannot raise sufficient funds, it will not succeed.

Even if the maximum offering amount is raised under this offering, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only a portion of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We do not have any alternative sources of funds committed.

Risk Factors Related to the Crowd SAFE and the Offering

There is only a small minimum amount set as a condition to closing this Offering.

Because this is a "best efforts" offering with only a small minimum amount, we will have access to any funds tendered once we receive this minimum amount of commitment from investors. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFEs may also adversely affect the price that you might be able to obtain for the Crowd SAFEs in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable federal securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on your investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no current market for our Securities.

There is no formal marketplace for the resale of the Securities or the underlying shares of stock. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment. Since we have not established a trading forum for our stock, there will be no easy way to know what the Crowd Safe is "worth" at any time.

The Company may never receive a future qualified equity financing or elect to convert the Securities upon such future financing.

The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Voting control will be given to a small number of shareholders.

Investors in this platform would not be able to influence our policies or any corporate matters, including the election of directors, changing to our company governance documents, expanding employee option pool, or actions including mergers, consolidation, asset sales and other major actions requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. If the Crowd SAFEs you hold are converted into stock of the Company and you become a stockholder of the Company, you still will not have a say in these decisions as a minority stockholder and a signatory to any potential proxy agreements for voting.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Target Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Target Amount, affiliates can contribute the balance so that there will be a closing. The Target Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Target Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Target Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as (i) the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or (ii) the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early; if the Offering reaches its Maximum Amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

THE OFFERING

1. What is the Purpose of this Offering?

The Company intends to use the net proceeds of this Offering primarily to cover expenses related to research and development and general corporate purposes as listed in Item 2 below. Specifically, we intend to conduct research and development related to non-GLP pharmacokinetic, pharmacodynamic and toxicology profiling of lead candidate for Batten's disease, proteomics platform development cost (includes tissue sample acquisition, sample prep, max spectrometry facility costs), medicinal chemistry costs (design and synthesis of new chemical entities for modulating palmitoylation), and in vitro and in vivo efficacy and safety studies. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

2. How does the Company Intend to use the Proceeds of this Offering?

	If Target Amount Sold ($25,000)	If Maximum Amount Sold ($250,000)
Offering Expenses		
Bioverge Portal, LLC Fee	$10,000	$10,000
Bioverge Success Fee	$1,250	$12,500
Net Proceeds	**$13,750**	**$227,500**
Use of Net Proceeds		
Research and Development/ Regulatory	$7,700	$127,400

General Corporate Purposes	$6,050	$100,100
Total Use of Proceeds	**$13,750**	**$227,500**

The chart above is not inclusive of fees paid for payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. At the conclusion of the Offering, in addition to the fee paid to the Intermediary consisting of five percent (5%) commission based on the amount of investments raised in the Offering, the Intermediary will also receive a number of Securities of the Company that is equal to two percent (2.0%) of the total number of Securities sold by the Company in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds due to a change in business or market conditions.

3.   How will the Company Complete the Transaction and Deliver Securities to the Investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the Offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Bioverge Portal, LLC will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Bioverge Portal, LLC's discretion until the deadline date.

4.   How Can an Investor Cancel an Investment Commitment?

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.


OWNERSHIP AND CAPITAL STRUCTURE


1.   Description of the terms of the securities being offered.

To view a copy of the Crowd SAFE you will purchase, please see Exhibit A, Copy of Crowd SAFE Agreement. The main terms of the Crowd SAFEs are provided below. However, the following description is not complete and is qualified in its entirety by reference to the full text of the Crowd SAFE Agreement, which is attached as Exhibit A to this Form C.

General

A Crowd SAFE is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date, in connection with a specific event. The Crowd SAFE is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd SAFEs

The Crowd SAFE will only convert into capital stock of our company upon one of the following events:

Equity Financing or Subsequent Equity Financing

The Crowd SAFE defines Equity Financing as the *first* sale (or series of related sales) by us of our capital stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into capital stock in connection with such sale (or series of related sales)).

In connection with an Equity Financing or a Subsequent Equity Financing, we may, at our option, convert the Crowd SAFE into shares of our capital stock that are issued in connection with the Equity Financing, which we refer to as Conversion Stock, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd SAFE (i.e., the investment amount) by the Conversion Price, which is defined below. The issuance of Conversion Stock will be on the same terms and conditions applicable to the stock sold in the Equity Financing; provided, however, that you will receive shares of a shadow series, as we describe below, with certain limited rights.

The Conversion Price applicable to an Equity Financing or a Subsequent Equity Financing is the lower of (a) the per share price of the capital stock sold in the Equity Financing or (b) the quotient resulting from dividing (1) the Valuation Cap by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Equity Financing but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs. The Valuation Cap is equal to $17,500,000.

The shadow series is a series of our capital stock that is identical in all respects to the shares of capital stock issued in the Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price.

The investors will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy to the intermediary.

Liquidity Event

A Liquidity Event is defined as a Change of Control or an IPO.

A Change of Control is basically (a) a transaction where a person or group of people become the owners of more than 50% of our voting securities, (b) a merger or other business combination where our stockholders

end up owning less than 50% of the voting securities of the surviving company after the merger or business combination or (c) a sale, lease or other disposition of all or substantially all of the assets of our company.

An IPO is a firm commitment underwritten initial public offering of the common stock of our company pursuant to an effective registration statement that we file with the SEC.

If there is a Liquidity Event before any Equity Financing, you will, at your option, either (i) receive a cash payment equal to the amount you invested or (ii) automatically receive from us a number of shares of our Common Stock equal to the amount you invested divided by the Liquidity Price (defined below), if you fail to select the cash option. The cash amount will be due and payable by the Company to you immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay you and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to your respective investment amounts.

The Liquidity Price means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

The Liquidity Capitalization means number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

Dissolution Event

If there is a Dissolution Event, the Company will distribute its entire assets legally available for distribution with equal priority among (i) you (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A Dissolution Event means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination of Crowd SAFE

The Crowd SAFEs will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd SAFEs into Conversion Stock; or (b) the payment or setting aside of amounts due to the investor pursuant to a Liquidity Event or a Dissolution Event.

Additional Transfer Restrictions

In addition, you may not transfer the Crowd SAFEs or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd SAFEs are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd SAFEs do not have any voting rights. Further, upon conversion of the Crowd SAFEs into Conversion Stock, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy to the intermediary.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

2.   Do the securities offered have voting rights?

No.

3.   Are there any limitations on any voting or other rights identified above?

Yes, the securities do not have voting rights.

4.   How may the terms of the Securities offered be modified?

The Crowd SAFE may be amended by a written agreement between the Company and the holders holding a majority of the Purchase Amount of Crowd SAFEs or by a written agreement between the Company and the Investor.


RESTRICTIONS ON TRANSFER


The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

1.   The following includes the authorized and outstanding securities of the Company and the material terms of the Company's securities:

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Has Voting Rights	Has Other Rights?
Common Stock	15,000,000	8,480,058	Yes	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Options Issued and Outstanding	446,733[1]
SAFEs	See Item 9 of this section.

(1) Under our 2015 Equity Incentive Plan, there are 446,733 options issued and outstanding as of June 4, 2021 and 542,629 shares of Common Stock available for future issuance.

2.   How may the rights of the Securities being offered in this Offering be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

3.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

4.   How could the exercise of rights held by the principal shareholders identified in the section entitled "Principal Security Holders" above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the investor disagrees, or that negatively affect the value of the investor's securities in the Company, and the investor will have no recourse to change these decisions. The investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the investor.

For example, the shareholders may change the terms of the certificate of incorporation for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

5.   How are the securities being offered being valued?

The offering price for the Securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Crowd SAFE is determined by the investor, and we do not guarantee that the Crowd SAFE will be converted into any particular number of shares of Capital stock. As discussed in the section captioned "Ownership and Capital Structure – 1. Description of the terms of the securities being offered." above, when we engage in an offering of equity interests involving Capital stock, Investors may receive a number of shares of Capital stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Capital stock being issued to new Investors in the Equity Financing, or (ii) if the price of the Capital stock being issued to new Investors is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization immediately prior to the Equity Financing as discussed in the section captioned "Ownership and Capital Structure – 1. Description of the terms of the securities being offered." above. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Capital stock that investors will receive, and/or the total value of the Company's capitalization will be determined by our board of directors. Among the factors we may consider in determining the price of Capital stock are prevailing market conditions, our financial information, market

valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third-party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

6.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such an opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

7. **What are the risks to purchasers associated with corporate actions including:**

(a) Additional Issuances of Securities

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such an opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company

(b) Issuer Repurchases of Securities

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

(c) A Sale of the Issuer or of Assets of the Issuer

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

(d) Transactions with Related Parties

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

8. **Material Terms of Indebtedness of the Company**

   N/A

9. **Exempt Offerings of the Issuer within the Past Three Years**

Type of security	SAFE
Amount outstanding	$983,152

Interest and payment schedule	N/A
Amortization schedule	N/A
Maturity date	N/A
Voting rights	N/A
Anti-dilution rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities)	N/A
Other material terms	Uncapped

Type of security	SAFE
Amount outstanding	$500,000
Interest and payment schedule	N/A
Amortization schedule	N/A
Maturity date	N/A
Voting rights	N/A
Anti-dilution rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities)	N/A
Other material terms	$5 million pre money valuation cap

Type of security	SAFE
Amount outstanding	$1,862,000
Interest and payment schedule	N/A
Amortization schedule	N/A
Maturity date	N/A
Voting rights	N/A
Anti-dilution rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities)	Approximately 12.4%
Other material terms	$15 million post money valuation cap

10.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the

amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(a) *any director or officer of the issuer*

   No

(b) *Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power*

   No

(c) *if the issuer was incorporated or organized within the past three years, any promoter of the issuer*

   No

(d) *Any immediate family member of any of the foregoing persons*

   No

FINANCIAL CONDITION OF THE ISSUER

1.   Does the Issuer have an Operating History?

Yes

2.   Financial Conditions of the Issuer

Our current G&A burn rate is about $50k per month. Our research expense is approximately $25-100k per month. Over the past 12 months our total expense has ranged from approximately $30-150k per month. We expect that our projected burn rate gives us >12 months of operating cash coverage. Proceeds from the offering will further extend our operating cash coverage and create value that may attract us as partners for larger companies or acquisition targets. These funds enable projects viewed as critical for the business as described in the Proceeds of this Offering. We expect to raise additional funding in 2022 that will enable further expansion of our programs including advancement of one or several drug candidates into clinical development. We continue to explore non-dilutive sources of funding and have several grants under review.

FINANCIAL INFORMATION

1.   Financial Information Covering the two Most Recently Completed Years or the Period Since Inception, if Shorter

   Please see Exhibit B, attached hereto

2. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

(a) *Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:*

   (i) in connection with the purchase or sale of any security?

   No

   (ii) involving the making of any false filing with the Securities and Exchange Commission?

   No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   No

(b) *Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:*

   (i) in connection with the purchase or sale of any security?

   No

   (ii) involving the making of any false filing with the Commission?

   No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   No

OTHER MATERIAL INFORMATION

1. **In Addition to the Information Included in This Form, Investors should Read and Understand the Following:**

The Information Contained in the Offering Page, attached as Exhibit C

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: **www.circumventpharmaceuticals.com**

The issuer must continue to comply with the ongoing reporting requirements, in accordance with Rule 202(b) of Regulation CF (§ 227.202(b), until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law

EXHIBITS

Exhibit A   Copy of Crowd SAFE Agreement ($17,500,000 Valuation Cap)

Exhibit C   Company Financial Statements

Exhibit D   Offering Page

EXHIBIT A

COPY OF CROWD SAFE AGREEMENT

($17,500,000 Valuation Cap)

CROWD SAFE AGREEMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

CIRCUMVENT PHARMACEUTICALS INC.

Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [*Investor Name*] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [*Date of Crowd SAFE*], CIRCUMVENT PHARMACEUTICALS INC., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $17,500,000 USD.

See Section 2 for certain additional defined terms.

1.   Events

      (a)   Equity Financing.

          (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

          (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   Liquidity Event.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (1) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (2) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (1) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (2) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   Termination. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2.   Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (1) the SAFE Price or (2) the price per share of the Capital Stock sold in the Equity Financing, whichever is lower.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means Bioverge Portal, LLC a registered securities crowdfunding portal CRD#005022636, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3.   Company Representations

         (a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

         (b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To

the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   Investor Representations

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding

obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no

longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. Transfer Restrictions.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (i) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (ii) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (iii) be applicable to the Investor only if all officers and directors of the Company are subject to the same

restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES

ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   Miscellaneous

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having

jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be the State and County where the Company's principal office is located at the time of the arbitration. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

[*Signature page follows*]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

CIRCUMVENT PHARMACEUTICALS INC.

By: _____

Name:

Title:

Address: 4640 SW Macadam Ave., Suite 200, Portland, OR 87239

Email:

INVESTOR:

By: _____ (if entity)

Name:

Address:

Email:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated _____ between Circumvent Pharmaceuticals Inc., a Delaware corporation (the "***Company***") and $[*Investor Name*]$ ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and Bioverge Portal, LLC (the "***Intermediary***"), as another holder of Capital Stock of a CF Shadow Series, hereby agree as follows:

1.   Grant of Irrevocable Proxy.

(a)   With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

(b)   The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

(c)   This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2.   Legend. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3.   Representations and Warranties. The Stockholder represents and warrants to the Intermediary as follows:

(a)   The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

(b)   The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4.   **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5.   **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6.   **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7.   **Assignment.**

(a)   In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

(b)   The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8.   **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	INTERMEDIARY:
By:	By:
Name:	Name:
Date	Date

EXHIBIT B

COMPANY FINANCIAL STATEMENTS

CIRCUMVENT PHARMACEUTICALS, INC.
PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DEC 31, 2020

	NOTE	2020 USD	2019 USD
Revenues		-	-
Cost of Sales		-	-
Gross profit		-	-
General and administrative expenses	12	(424,859)	(353,193)
research and development expenses	13	(460,601)	(274,313)
Operating profit / (loss)		(885,459)	(627,507)
Other income	15	1,088	906
Financial expenses		-	-
Profit / (loss) for the year before tax		(884,371)	(626,601)
Taxation		(3,818)	(3,031)
Profit / (loss) for the year after tax		(888,190)	(629,632)

The annexed notes from 1 to 16 form an integral part of these financial statements.

CHIEF EXECUTIVE   DIRECTOR

CIRCUMVENT PHARMACEUTICALS, INC.
BALANCE SHEET
AS AT DEC 31, 2020

	NOTE	2020 USD	2019 USD
ASSETS			
Current Assets			
cash and cash equivalents	6	**1,740,529**	2,135,149
Other current Assets		**-**	-
Total Current Assets		**1,740,529**	2,135,149
Property, plant and equipment		**-**	-
Other		**-**	-
		-	-
Total Assets		**1,740,529**	2,135,149
CAPITAL AND LIABILITIES			
Current Liabilities			
bonus and rent payables	7	**11,050**	110,000
sba loans	8	**55,643**	-
other current liabilities	9	**70**	193
Total Current Liabilities		**66,762**	110,193
securities	10	**500,000**	500,000
warrants	11	**2,835,152**	2,298,152
		3,335,152	2,798,152
Total Liabilities		**3,401,914**	2,908,345
Share Capital and Reserves			
Common Stock		**21,904**	21,904
Retained Earnings		**(1,683,290)**	(795,100)
		(1,661,386)	(773,196)
		1,740,529	2,135,149

The annexed notes from 1 to 16 form an integral part of these financial statements.

_____   _____
CHIEF EXECUTIVE   **DIRECTOR**

CIRCUMVENT PHARMACEUTICALS, INC.
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DEC 31, 2020

	SHARE CAPITAL	Retained Earnings	Total
		USD	
Balance as at Jan 1, 2019	21,904	(165,468)	(143,564)
Profit/(loss) for the year	-	(629,632)	(629,632)
Balance as at Dec 31, 2019	21,904	(795,100)	(773,196)
Balance as at Jan 1, 2020	21,904	(795,100)	(773,196)
Profit/(loss) for the year	-	(888,190)	(888,190)
Balance as at Dec 31, 2020	**21,904**	**(1,683,290)**	**(1,661,386)**

The annexed notes from 1 to 16 form an integral part of these financial statements.

CHIEF EXECUTIVE   **DIRECTOR**

CIRCUMVENT PHARMACEUTICALS, INC.
CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DEC, 2020

	Note	2020 USD	2019 USD
CASH FLOWS FROM OPERATING ACTIVITIES			
Excess of expenditure over income for the year		(888,190)	(629,632)
Adjustments for non-cash and other items:		-	-
		(888,190)	(629,632)
Working capital changes			
Increase / (Decrease) in current liabilities			
bonus and rent payables		(98,950)	110,000
sba loans		55,643	-
other current liabilities		(123)	(297)
		(43,430)	109,703
Net cash used in operating activities		(931,620)	(519,929)
CASH FLOWS FROM FINANCING ACTIVITIES			
securities		-	-
warrants		537,000	1,315,000
Common Stock		-	-
		537,000	1,315,000
Net decrease in cash and cash equivalents		(394,620)	795,071
Cash and cash equivalents at the beginning of the year		2,135,149	1,340,078
Cash and cash equivalents at the end of the year	4	1,740,529	2,135,149

The annexed notes, from 1 to 16, form an integral part of these financial statements.

CHIEF EXECUTIVE	**DIRECTOR**

CIRCUMVENT PHARMACEUTICALS, INC.

NOTES TO THE ACCOUNTS		2020	2019
FOR THE YEAR ENDED DEC 31, 2020	NOTE	USD	USD

1 STATUS AND NATURE OF BUSINESS:
CIRCUMVENT PHARMACEUTICALS, INC. is incorporated on 24-Aug-2015 the company is Located in Portland, Oregon, but registered legally as as Delaware C Corp. The Company has only 4 employees and engaged in the research and development. The principal business of the company is research about the Precision Medicines for Brain Diseases i.e.Alzheimer's, ALS.

2 STATEMENT OF COMPLIANCE
These financial statements have been prepared in compliance with Generally Accepted Accounting Principles.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Following accounting policies have been consistently applied in dealing with items, which are considered significant to the business financial statements.

3.1 Basis of Preparation
These financial statements are prepared under historical cost convention.

3.2 Basis of Accounting
Financial statements are prepared on an accrual basis: transactions are recognized when they occur, not when cash is received.

3.3 Cash and Cash equivalents
Cash and Cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprises balances with bank and Cash in hand.

3.4 Warrants
Warrants was Account for Using Accounting standard "ASC 815-40" Accounting for Derivative Financial

5 Subsequent Events
Events after the balance sheet date was account for using ASC Topic 855. There was only one significant Subsequent event which is related to the SBA loan forgiveness which occur on dated 23-Apr-2021

6 CASH AND CASH EQUIVALENTS

	2020	2019
Brex Cash 9691	709,349	-
WFargo Ckg 9100	1,031,180	2,135,149
	1,740,529	2,135,149

7 BONUS AND RENT PAYABLES

	2020	2019
Bonus Payable	-	110,000
Rent Payable	11,050	-
	11,050	110,000

8 SBA LOANS

	2020	2019
SBA Loan	55,643	-
	55,643	-

9	OTHER CURRENT LIABILITIES		
	Brex 0000	70	193
	Payroll Liabilities	-	-
		70	**193**

10	SECURITIES		
	Convertible Securities	**500,000**	500,000
	Other	**-**	-
		500,000	500,000

11	WARRANTS		
	Seed Safe Warrants	**1,852,000**	1,315,000
	YC SAFE warrants	**983,152**	983,152
		2,835,152	2,298,152

12	RESEARCH AND DEVELOPMENT EXPENSES		
	Contracted Services	**79,758**	95,675
	Laboratory Contract Services	**140,409**	142,569
	Principal Investigator	**-**	-
	Regulatory	**12,203**	-
	Research Sponsorship	**6,836**	-
	Studies & Reports	**63,054**	2,495
	Supplies/Services	**128,341**	17,534
	Technology LIcense	**30,000**	-
	Direct R&D - Other	**-**	16,041
		460,601	274,313

13	GENERAL AND ADMINISTRATIVE EXPENSES		
	Automobile Expense	**-**	-
	Bank Service Charges	**195**	245
	Charitable Donations	**12,000**	1,071
	Computer, Software	**7,904**	4,543
	Dues & Memberships	**1,620**	922
	Legal & Professional	**-**	-
	Accounting & Tax Services	**10,900**	8,854
	Bookkeeping	**1,483**	799
	Business Consulting	**87,733**	8,535
	Legal	**22,334**	15,689
	Licenses & Permits	**363**	-
	Meals	**855**	899
	Meetings & Conferences	**2,398**	4,104
	Office Supplies	**1,124**	523
	Outside Services	**6,318**	-
	Parking & Tolls	**54**	51
	Employee Benefits	**5,913**	-
	Payroll Processing	**1,587**	1,695
	Payroll Taxes	**-**	-
	CA PR Taxes	**455**	187
	OR PR Taxes	**304**	484
	PA PR Taxes	**369**	387
	US PR Taxes	**23,191**	10,647
	Salaries & Wages	**-**	-
	Employee Salaries & Wages	**-**	-
	Employee Bonus	**-**	80,000
	Employee Salaries & Wages - Other	**77,583**	68,000
	Officer Salaries	**-**	-
	Officer Bonus	**-**	30,000
	Officer Salaries - Other	**138,000**	69,000
	Postage & Delivery	**1,742**	1,228
	Professional Training	**-**	1,596
	Printing & Reproduction	**-**	-
	Rent Expense	**13,238**	15,230
	Travel Expense	**7,197**	28,504
		424,859	353,193

14 TAX EXPENSES

State of CA	**1,818**	1,631
State of DE	**1,850**	1,250
State of OR	**150**	150
	3,818	3,031

15 OTHER INCOME

Grant Income	**-**	-
Interest Income	**1,088**	906
	1,088	906

16 DATE OF AUTHORIZATION

These accounts were approved by the Board of Directors of the company on_____.

17 NO. OF EMPLOYEES

Total number of permanent employees as at the year end.	**4**	**4**

18 GENERAL

- Figures have been rounded off to the nearest of USD.

CHIEF EXECUTIVE   **DIRECTOR**

EXHIBIT C

OFFERING PAGE

BIOVERGE PORTAL

MEMBER ACCESS JOIN

INVESTMENT OPPORTUNITY

Circumvent

CIRCUMVENT PHARMACEUTICALS

Portland, Oregon

Precision Medicines for Brain Disease

- Drug discovery platform leveraging proteomics
- Targeting Batten Disease, Alzheimer's, ALS
- World-renown partners and investors

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Precision Medicines for Brain Disease

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INVESTMENT TERMS

CROWD SAFE

$17.5 M Valuation cap

Reg CF offering provided by Bioverge Portal, LLC

INVEST

Highlights

- $4M in funding to date, led by Longevity Fund, YC Bio, Dayli, Stanford, including $600K in non-dilutive grant funding from NIH, SBIR, Mitacs

Y | The Longevity Fund | DAYLI | Stanford University | NIH National Institutes of Health

- Strong preclinical efficacy and safety results for lead molecule targeting Batten Disease
- Lead optimization studies for Alzheimer's, ALS, Huntington's, Parkinson's
- YC graduate and multi-award winner: QB3 Pitch Summit (Winner), OnePiece Work Plus Yoou (Technical Disruptor Award)
- World-renown partners

Harvard Medical School | USF Health | UIC University of Illinois at Chicago | University of Waterloo | Scripps Research | Seattle Children's | UK | University of Michigan | UNMC | Sanford Research | NIH National Institutes of Health | Duke University

Jump To: PROBLEM | SOLUTION | MARKET | TEAM | YOUR OPPORTUNITY | RESOURCES

Opportunity Overview

Within the human body, Proteins are vital to our existence - they are the driving force behind all essential functions of life. This includes catalyzing metabolic reactions, DNA replication, responding to stimuli, providing structure to cells and organisms, and transporting molecules from one location to another, you name it!

Enzyme Proteins
Responsible for building and breaking down molecules. These proteins are critical for growth
Structural Proteins
Responsible for strengthening cells, tissues, organs, and more.
Signaling Proteins
Responsible for cell communication - signals, receptors, and relay proteins.
Regulatory Proteins
Responsible for binding DNA to turn genes on and off; active genes are then used to build proteins


Examples: lactase, luciferase, DNA polymerase
Examples: MaSp, collagen, tubulin, fibroin
Examples: adrenergic receptor, insulin, EGF
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Sensory Proteins
Responsible for detection of light, sound, touch, smell, taste, pain, heat, and other senses.
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Motor Proteins
Responsible for keeping cells moving and changing shape. Helps to transport components inside cells.
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Defense Proteins
Responsible for fighting infections, healing, and evading predators.
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Storage Proteins
Responsible for storing nutrients and energy-rich molecules for later use.
Examples: casein, ovalbumin, gluten
Transport Proteins
Responsible for moving molecules and nutrients through the body.
Examples: hemoglobin, cytochrome C, cell membrane

Proteins differ from one another in their sequence of amino acids, which is determined by the nucleotide sequence of their genes. This sequence also establishes each protein's specific 3D structure and functionality.

Starting from just 25,000 genes encoded in our DNA, there are 1,000,000+ variations of proteins in the human body. This diversity results from reading/cutting the genetic code in different ways, and from various post-translational modifications that give rise to the different forms of the same protein, called ***proteoforms*** . These modifications are generally determined by the intended role or microenvironment of the protein at a given time and can affect their structure, function, localization, and degradation. The collection of proteins and proteoforms within a call, is called the **proteome**, and determines the cell's health and function.


Proteome Complexity
AAA
Genome
20-25,000 genes
Transcriptome
~100,000 transcripts
Proteome
>1,000,000 proteins
Alternative promoters
Alternative splicing
mRNA editing
Post-translational modifications

Proteomics is the large-scale study of the structure and function of proteins within a cell, or a similar group of cells. Since the proteome is not constant, it differs from cell to cell and changes over time with the different environment the cell finds itself in, it can reflect a state of disease. As such, the rapidly evolving field of **disease proteomics**, aims to identify proteins involved in human disease, and to understand how heir expression, structure and function cause illness.

Problem

Driven by the continual reduction in the costs of sequencing, the study of genetics and DNA has led to the discovery of various treatments for different diseases, including certain rare diseases and forms of blood cancer. However, **a majority of diseases are the result of more complex chains of events, rather than a single genetic defect.** To decipher them, we'll need to better understand the proteins and their properties that drive these biological networks - the players that control normal human biology when things are going right, as well as those involved when things go awry when it comes to disease progression. There is now hope that **advances in proteomics may hold the answers we've been looking for!**

Neurodegenerative diseases such as Alzheimer's, Parkinson's, Huntington's, ALS, and Batten are aggressive and debilitating for patients and, despite increasing prevalence, continue to lack targeted therapeutics.

Substantial evidence now exists to support the knowledge that changes to the proteome are responsible for key characteristics of these brain diseases, such as misfolding and accumulation of proteins. In fact, over the course of disease progression, each condition leaves

behind a hallmark biosignature in the proteome - that is subtle modifications made to surrounding proteins - that can be traced back to it.


x Alzheimer's was here

There is now consensus that **if we can better characterize neurological diseases at the proteoform level, we can better understand and fight them in entirely new ways.** Up until recently, much of the proteome remained a mystery as the technology and tools required to study it in intricate detail did not exist, but we've now reached a tipping point...

What's needed from here are thorough analyses of these proteome biosignatures to provide insights into the inner workings of each disease, and an exploration of how these biosignatures can then be targeted by novel drugs and treatments.

Solution

Circumvent has developed a technology platform uniquely capable of profiling the protein biosignatures left by various brain diseases and, leveraging this information, has developed a new class of molecules capable of treating these diseases with a level of precision not previously possible.

CIRCUMVENT

Circumvent's method involves examining known protein targets of brain disease, but rather than targeting them for inhibition or activation like traditional drugs, the platform dives deeper to understand how these proteins are localized or accumulated within the cell (e.g., are they present at the right place, right time, and at adequate levels?).

This is vital because when healthy localizing processes fail, or misplace, or exceed the correct quantity of specific proteins; these can interact with the wrong partners, take on different roles, become toxic, or lose their function altogether. As such, this can result in a dangerous cascade of events.


Transcriptional dysfunction
DNA
mRNA
Toxic protein propagation
Neuron
Neuron
Glia
Glia
Neuron
Pathological cytoplasmic inclusions
Misfolded proteins
Potein aggregates & target proteins
Mitochondrial dysfunction
ATP
Membrane potential
Oxidative stress
mPTP opening
Cell death
Stress granule dysfunction
Normal stress granule
Aberrant stress granule

Circumvent has already shown that **mislocalization** of specific proteins is a key driver of certain brain diseases and one that the company is working to analyze and tackle head on.

The team believes that if you can map out proteome biosignatures within cells, then you will also be able to identify the localization errors that are most prominent, and reduce the progression of different neurological diseases.





Taking this one step further, Circumvent sees potential to leverage known biology in the cell to actively correct the localization errors back to a healthy state, as a novel method of treating certain diseases of the brain.

If successful, it would be akin to erasing traces of the disease inside the cell, enabling the cell to behave normally as if the disease were never there.

The Science

Mapping Localization

Location, location, location!

The first step towards understanding localization is to master the one of the processes that controls it, ***palmitoylation.***

Circumvent has set out to create a map of the palmitoylome (proteins that are palmitoylated) - a comprehensive guide to the various proteins and molecules involved, the ways and order in which they interact and modify each other, and the downstream impact of these modifications. This detailed map has already resulted in key insights into the inner workings of cellular communication; specifically, waste removal in the brain, a process that tends to go awry in patients with certain brain diseases. This is critical, because in addition to mapping out healthy localization, Circumvent's palmitoylome map is also, for the first time, shedding light on exactly how these processes go amiss, with the aim of learning how these can be reversed to fight back.

Regulating the Palmitoylome

Repurposing existing biology to treat disease

Circumvent believes that the key to fixing these errors may not lie with traditional drugs, but rather in reverse engineering the cell's natural processes to fix the errors and restore them. What they have found is that in certain brain diseases, the healthy processes of protein localization and recycling break down, and the underlying cause of this failure can leave its mark in the palmitoylome. These are seen by Circumvent researchers as disease biosignatures, that allow to map the corrective actions needed to reverse them and bring cells back to a healthy state.


A
Plasma membrane
Depalmitoylation
Palmitoylation
DHHC3
Putative PPT
Vesicle
Golgi apparatus
B
C
PSD
Spine
Synaptic activity
Dendritic shaft
DHHC2
PSD-95
Palmitic acid
Putative PPT
AMPAR
Stargazin
Vesicle

Circumvent has developed proprietary molecules that are able to restore the balance in cellular function. These molecules drive corrections to protein localization through regulation of the palmitoylome. Whereas traditional drugs for brain diseases typically focus on activating or blocking certain proteins altogether, Circumvent's ability to repair protein localization is unlocking an entirely new class of therapeutic potential. This proprietary class of molecules, palmitate erasers, can modify the palmitoylation state of proteins by chemically removing the post-translational modification from proteins of interest. In effect, proteins that are over-palmitoylated due to a

given disease state, can be restored to their normal proteoform. The true power of Circumvent's platform comes from the ability to match the palmitoylome signature of a disease to that of palmitate erasers, that can restore protein function to a healthy state.

Impact

Circumvent is initially targeting CLN1 disease, a subtype of Batten disease that revolves around the CLN1 gene. Batten disease is the most common inherited pediatric neurodegenerative disorder, with a worldwide prevalence of ~1 in 100,000 live births. It affects the nervous system by disrupting function of synapses in the brain, the structures that allow cells to effectively communicate.

Batten disease is characterized by developmental delays, twitching or jerking of muscles, and seizures. Patients typically first experience symptoms before 2 years of age; and are later affected by worsening problems with vision, movement, and thinking ability. Eventually, children with Batten disease become blind, wheelchair bound, bedridden, unable to communicate, and lose all cognitive functions. These children eventually succumb to their illness, usually in adolescence; and there is currently no approved treatment for the CLN1 form of Batten Disease. The disease takes a significant physical and emotional toll on patients as well as their families. Take a moment to watch the video of "The Faces of Batten Disease" to understand the gravity of the condition and associated urgency for new solutions.



The Faces of Batten Disease
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(Source: Beyond Batten Disease Foundation)

Circumvent: A Ray of Hope for Batten

The CLN1 gene, found on chromosome 1, is responsible for the production of a protein called PPT1. A deficiency in this gene causes the dysfunction and breakdown of synapses observed in CLN1 Batten. The normal function of PPT1 is to regulate a post-translational modification step called palmitoylation, which removes palmitate groups from proteins. When PPT1 is deficient, plamitoylated proteins build up in the cell; and, in particular, within the synapse. Such a buildup prevents the normal localization, functioning, and recycling of synaptic proteins, and ultimately results in the degeneration of synapses and their associated neurons.

Circumvent's lead drug candidate works by replacing the missing function of PPT1 in Batten Disease. It accomplishes this by localizing to brain cells and executing the same chemical reaction as healthy PPT1 to remove palmitate from protein, thus restoring the equilibrium of palmitoylated vs. depalmitoylated proteins. Circumvent researchers have demonstrated exceptional efficacy and safety of their molecule in preclinical studies of CLN1 Batten Disease. At the moment, Circumvent is advancing this development candidate toward clinical trials, with **an aim of being the first effective treatment for patients with CLN1 Batten Disease.**



healthy neurons
juvenile Batten disease
efficient lysosomes
no accumulation
of cellular waste
inefficient lysosomes
abnormal accumulation
of cellular waste

To make this possible, Circumvent has partnered with key Batten Disease patient organizations that critically support patient families and caregivers, and participate in research, advocacy, education, and fundraising efforts.









Not Only Batten, but All Brain Diseases

Just as with Batten, insights gleaned from the analysis of the palmitoylome may help explain the inner workings of other debilitating brain diseases, such as Alzheimer's, Parkinson's, Huntington's, and ALS. By targeting a specific post-translational modification, Circumvent is able to affect a different level of complexity on disease-specific proteins and offer a different pharmacological approach, that has greater opportunity for benefit.

In the case of Alzheimer's for example, there is a known protein called the NMDA Receptor (NMDAR). NMDAR has been validated to be extremely important for the proper development and functioning of synapses in the brain. Because of this, NMDAR is currently being targeted by an FDA-approved drug, memantine.

The nuance, however, is that the NMDAR protein can be naturally found both inside and outside of synapses. When located inside synapses, it plays a critical role in synapse generation as described. But when it is outside, NMDAR can lead to toxicity and the degeneration of synapses. Unfortunately, memantine targets NDMAR on both sides, reducing its potential impact on the patient's brain.

This is where Circumvent's platform can make an impact. With the ability to regulate where proteins are localized, Circumvent molecules can actually drive NMDAR to localize inside the synapse, favoring the creation of new synapses and preventing degeneration. Furthermore, Circumvent's approach leverages existing biology (i.e., processes that are naturally occurring in the body), such as adding or removing post-translational modifications to proteins, thereby increasing the safety profile for the drug molecules it develops.

Through its characterization of the palmitoylome, Circumvent continues its search for critical molecules like PPT1 and NMDAR that can then be targeted and prevent neurodegeneration at the source.

> Over the course of the next 1-2 years, Circumvent expects their pipeline to comprise a clinical candidate for CLN1 disease, and development candidates for CLN3 disease, Alzheimer's, ALS, and other neurodegenerative diseases.

Market

Since there are currently no treatments available for CLN1 Batten Disease, Circumvent's lead molecule has been designated an Orphan Drug by the FDA, which will enable fast tracking to clinical trials and a minimum of 6 years of exclusivity in the $500M-$1B market, regardless of any issued patents. The team has had formal regulatory discussions with both the FDA and the European Medicines Agency (EMA), who are supportive of Circumvent's regulatory strategy.

Based on the precedent set by Brineura™, BioMarin's drug for the CLN2 form of Batten Disease, Circumvent expects to file for FDA and EMA approval upon successful completion of a single-arm trial of 20-25 CLN1 patients.

In parallel, the company is continuing lead optimization studies for Alzheimer's ($10B+ market) and other neurodegenerative diseases ($5B+ market), including ALS, Huntington's, and Parkinson's.

The continuous development of robust platforms to measure small changes in proteins is critical for patient subtyping and analytical evaluation of novel disease-modifying (and potentially life-saving) therapeutics. There is an increased need for objective biomarkers to evaluate efficacy and safety of novel therapeutics, and the big pharma players have been keeping an eye on that.

Just recently, Eli Lilly announced the $135M acquisition of Disarm Therapeutics, a biotech startup creating a new class of disease-modifying therapeutics for patients with axonal degeneration, which occurs at early stages of neurodegenerative disease.

Another example is Merck's acquisition of Calporta Therapeutics for up to $576M, due to its research on TRPML1 agonists, designed to treat neurodegenerative disorders by clearing toxic proteins from the brain.

In addition to keeping an eye on Circumvent's drug candidates, Circumvent believes that large pharma will continue to recognize the value in the insights generated from their platform and will seek a partnership with potential to enable additional revenue streams.

Team

Management



Andrew Lim
Co-founder & CEO



Led neuroscience discovery and development at Calibr, a drug development incubator, where he helped launch a number of venture backed spin-outs. Began his career as an investor in public equities at the Caltech Endowment and Kayne Anderson Capital Advisors, where he focused on biotech and pharma, and prior startup business development experience at Avidity Biosciences. MS in chemistry from Caltech as BS in Chemistry from UC Berkeley.



Samy Hamdouche, PhD
Co-founder & CBO



Leads business development efforts. Prior business development experience includes venture financings, pharma partnerships, IPO, and M&A through his work at Avidity Biosciences, Wellspring Biosciences, MB2 (acquired by Novo Nordisk), and Kura Oncology. His PhD is in Biochemistry and Molecular Biophysics from Caltech.



Devin Wiley, MD, PhD
Co-founder & CMO



Leads late preclinical and clinical development. Prior therapeutic development experience at Cerulean Pharmaceuticals (acquired by Novartis). Expert in strategies to deliver drugs across the blood-brain-barrier, as an inventor of drug delivery technologies being commercialized at numerous biopharma companies. He is a member of the Clinical Advisory Board for Intel and is a Board Member at OHSU Tuality Healthcare. M.D. from the USC California Keck School of Medicine, and Ph.D. from Caltech.



Daniel Chelsky, PhD
Chief Scientific Officer



Experienced biopharma executive with a focus on proteomics, diagnostics and product development. Prior roles include CSO of Caprion Biosciences and President of BioSignal, a subsidiary of PerkinElmer. He has also held positions as Sr. Director of Biology at Pharmacopeia, a combinatorial chemistry company, Director of Drug Discovery at Onyx Pharmaceuticals, and Principal Investigator at DuPont Merck Pharmaceuticals. He received his Ph.D. at the University of Oregon and was an American Cancer Society fellow at UC Berkeley.

Advisors / Collaborators



Stuart Lipton, MD, PhD

A neuroscientist and internationally recognized expert in dementia, Dr. Lipton is best known for developing the FDA-approved memantine (Namenda®, Namenda XR®, Namzaric®), the first drug in a novel class of medications used to treat moderate-to-severe Alzheimer's disease. In addition to his clinical practice in general neurology, Dr. Lipton is a prolific researcher whose studies have led to 500 articles, books and papers. His work, appearing in journals such as Science, Nature, Cell, The New England Journal of Medicine, JAMA and The Lancet, among others, has been cited over 64,000 times. He is co-director of the Neuroscience Translational Center at The Scripps Research Institute in La Jolla. Prior to Scripps, Dr. Lipton served on the faculty at Harvard Medical School for 25 years.



Rudolph Tanzi, PhD

Dr. Tanzi serves as Vice Chair of Neurology and Director of Genetics and Aging Research Unit at Mass General, and as Joseph P. and Rose F. Kennedy Professor of Neurology at Harvard Medical School. He discovered the first the first Alzheimer's disease (AD) gene, amyloid precursor protein (APP), and co-discovered the two other early-onset familial AD genes, the presenilins (PSEN1 and PSEN2). Dr. Tanzi and his team were the first to use human stem cells to create a human brain organoid model of AD, dubbed "Alzheimer's in a Dish." He has published over 550 research papers, and was named to TIME magazine's list of TIME 100 Most Influential People in the World for 2015.



Anil Mukherjee, MD, PhD

Dr. Mukherjee is a Senior Investigator and Head of the Section on Developmental Genetics at the Eunice Kennedy Shriver National Institute of Child Health and Human Development (NICHD), and institute of the NIH. His research seeks to understand the molecular mechanisms of heritable neurodegenerative disorders that affect children, focusing primarily on infantile neuronal ceroid lipofuscinosis (INCL) and juvenile NCL (JNCL), caused by mutations in the CLN1 and CLN3 genes, respectively. He has been elected a Fellow of the Medical Sciences Section of the American Association for the Advancement of Science for his scientific achievements.



Leonard Post, PhD

Dr. Post's experience spans 30 years and all stages of drug development, from early discovery through FDA approval with a focus on genetic diseases. He currently serves as CSO and member of the Board of Directors at Vivace Therapeutics. Previously, he served as CSO of BioMarin, a publicly held biopharmaceutical firm with a focus on rare diseases. He joined BioMarin when the company acquired LEAD Therapeutics, a company Dr. Post co-founded and served as CSO. Positions prior to LEAD included senior vice president of research and development for Onyx Pharmacueticals and vice president of discovery research for Parke-Davis Pharmaceuticals.

Your Opportunity

$4M in funding to date, led by Longevity Fund, YC Bio, Dayli, Stanford, including $600K in non-dilutive grant funding from NIH, SBIR, Mitacs.



In the next 12-18 months, Circumvent aims to:

✓ Complete IND-enabling studies for their development candidate in Batten Disease

✓ File a US IND and European CTA for their first-in-human clinical trial in CLN1 Batten Disease

✓ Sign 1-2 pharma partnerships for drug discovery work leveraging Circumvent's platform

Making Investing Accessible to the Batten and Brain Disease Community

At Circumvent, we know that to transform neurodegenerative care we cannot do it alone; it will require the support of the entire community – patients, friends, families, clinicians, caregivers, nurses, and colleagues. We are offering this crowdfunding opportunity to engage the community and join us in our mission to transform care. Our goal is to have investment in Circumvent be just as accessible to the community we hope to serve as it is to traditional investors.

Investment Terms: Crowd SAFE with $17.5M valuation cap. A SAFE is a Simple Agreement for Future Equity, whereby an investor makes a cash investment into a company in order to receive company equity at a later date, in connection with a specific event. The Crowd SAFE is a modified SAFE that is better suited for crowdfunding.

Resources

 **Press**



- **SBIR Grant Recipient (2021)**

- QB3 Pitch Summit Winner (2020)

- Y-Combinator Graduate (2019)

- Mitacs Grant Recipient (2019)

- **Winner of Technical Disrupter Award at OnePiece Work PlusYoou (2019)**

- SBIR Grant Recipient (2017)



Publications

"Role of Protein Palmitoylation in Synaptic Plasticity and Neuronal Differentiation" (Front Synaptic Neurosci. 2020)

- This editorial provides a high-level review of recent advances in our understanding of the role of palmitoylation in synaptic function. The authors conclude that new proteomic, such as the ones that Circumvent is leveraging, are driving the progress in this field.
  https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7381319/

"Curation of the Mammalian Palmitoylome Indicates a Pivotal Role for Palmitoylation in Diseases and Disorders of the Nervous System and Cancers" (PLoS Comput Biol. 2015)

- A landmark study, led by Circumvent collaborator Dale Martin, that was the first to rigorously analyze the palmitoylome for associations with pathways related to human diseases such as Huntington's, Schizophrenia, and heredodegenerative disorders (including Batten).
  https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4537140/

"Palmitoylation in Alzheimer's disease and other neurodegenerative diseases" (Pharmacol. Res. 2016)

- Evidence for the role of palmitoylation in the pathophysiology of various neurodegenerative diseases, such as Alzheimer's, Huntington's, Schizophrenia, and childhood intellectual disability.
  https://www.sciencedirect.com/science/article/pii/S1043661816304534

Circumvent Form C Regulatory Filing

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